UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14473

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belmont National Bank 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

REQUIRED INFORMATION

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

Belmont National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employees Retirement Security Income Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Seber Tans, PLC
Seber Tans, PLC
Kalamazoo, Michigan

May 4, 2005 (except for Note H, as to which the date is June 6, 2005)

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
INVESTMENTS AT FAIR VALUE, Notes B and D
Common stock	$653,887	$642,421
Mutual funds	2,257,219	1,914,854
Participant notes receivable	42,463	15,718

	2,953,569	2,572,993
RECEIVABLES
Employer’s contributions	178,730	176,845
Employee’s contributions	7,699	—

	186,429	176,845

CASH EQUIVALENTS	229,271	253,304

NET ASSETS AVAILABLE FOR BENEFITS	$3,369,269	$3,003,142

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Interest and dividends	$37,217	$11,115

Contributions:
Employer	178,730	176,845
Participants	185,269	170,244

	363,999	347,089

Net appreciation in fair value of investments	281,881	571,600

TOTAL ADDITIONS	683,097	929,804

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	320,723	227,880

NET INCREASE PRIOR TO TRANSFERS	362,374	701,924

Transfers into the plan	3,753	3,517

NET INCREASE	366,127	705,441

Net assets available for benefits at beginning of year	3,003,142	2,297,701

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$3,369,269	$3,003,142

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2004 and 2003

NOTE A - Description of the Plan

The following description of the Belmont National Bank 401(k) Profit Sharing Plan (the plan) provides only general information. Belmont National Bank is a wholly-owned subsidiary of Belmont Bancorp. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.

General

The plan is a defined contribution plan covering all employees of Belmont National Bank (the Company) who are age 18 or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of pretax annual compensation, as defined in the plan agreement. The plan also permits voluntary after-tax contributions by employees of up to 6% of compensation, as defined by the plan. The Company contributes a matching contribution equal to 50% of each participant’s salary reduction up to 4% of compensation. Additional discretionary employer amounts may be contributed as described by the plan document. Contributions are invested in common stocks, mutual funds, and money market accounts. Contributions are subject to certain limitations. Certain administrative expenses of the plan were paid by the plan sponsor.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an annual allocation of (a) the Company’s contribution and earnings thereon, and (b) the reallocation of forfeited non-vested accounts. Allocations are made as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the plan, each participant may direct contributions into any of the investment options available under the plan.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2004 and 2003

NOTE A - Description of the Plan (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Principal and interest are required to be paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments over a period not exceeding the life expectancy of the participant or the joint lives of the participant and spouse.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation

Investments are stated at fair value. Belmont Bancorp stock (common stock) is valued at its quoted market price. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Participant notes receivable are valued at cost which approximates fair value. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Payment of Benefits

Benefits are recorded when paid.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2004 and 2003

NOTE C - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2003, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in these financial statements.

NOTE D - Investments

The following table presents investments that represent 5 percent or more of the plan’s net assets as of December 31 (at fair value determined by quoted market prices):

	2004	2003
Oppenheimer Quest Balanced Value Fund N	$708,051	$579,140
Belmont Bancorp Stock	653,887	642,421
Oppenheimer Main Street Fund N	582,994	579,251
Oppenheimer Global Fund N	287,214	185,121
Oppenheimer Capital Appreciation Fund N	166,984	171,598

NOTE E - Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

The plan held the following party-in-interest investments (at market value) at December 31:

	2004	2003
Belmont Bancorp Stock	$653,887	$642,421

NOTE F - Administration of the Plan

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the plan for these services. Administrative expenses for the plan’s fees are paid by the Company.

NOTE G - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2004 and 2003

NOTE H – Subsequent Event

Effective June 1, 2005, Belmont National Bank was acquired by Sky Financial Group, Inc. (Sky). Sky has assumed responsibility for administration and amendment of the Plan, which is being amended to provide 100% vesting for all participants employed as of the acquisition date. Management contemplates merging the Plan with Sky’s existing retirement plan effective January 1, 2006.

SUPPLEMENTARY INFORMATION

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2004

Plan Sponsor:                  Belmont National Bank

Plan EIN:                         34-0840293

Plan Number:                   002

(a)	(b) Identity of issue or borrower	(c) Description of investment	(d) Cost #	(e) Current value
	Oppenheimer Quest Balanced Value Fund N	Mutual Fund	$—	$708,051
*	Belmont Bancorp Stock	Common Stock, 106,670 shares	—	653,887
	Oppenheimer Main Street Fund N	Mutual Fund	—	582,994
	Oppenheimer Global Fund N	Mutual Fund	—	287,214
	Oppenheimer Cash Reserve Fund N	Money Market	—	229,271
	Oppenheimer Capital Appreciation Fund N	Mutual Fund	—	166,984
	Oppenheimer Main Street Opportunity Fund N	Mutual Fund	—	156,478
	Oppenheimer Limited Term Government Fund N	Mutual Fund	—	151,437
	Oppenheimer Main Street Small Cap Fund N	Mutual Fund	—	119,335
	Participant Loans	Interest ranging from 4.00% to 4.88%	—	42,463
	Oppenheimer Strategic Income Fund N	Mutual Fund	—	21,339
	Oppenheimer Growth Fund N	Mutual Fund	—	15,090
	Oppenheimer Bond Fund N	Mutual Fund	—	8,548
	Oppenheimer High Yield Fund N	Mutual Fund	—	7,991
	Oppenheimer Champion Income Fund N	Mutual Fund	—	6,266
	Oppenheimer Enterprise Fund N	Mutual Fund	—	5,452
	Oppenheimer US Government Trust N	Mutual Fund	—	4,974
	Oppenheimer Quest International Value Fund, Inc. N	Mutual Fund	—	3,866
	Oppenheimer Small Cap Value Fund N	Mutual Fund	—	2,712
	Oppenheimer MidCap Fund N	Mutual Fund	—	2,397
	Oppenheimer Global Opportunities Fund N	Mutual Fund	—	1,990
	Oppenheimer Developing Markets Fund N	Mutual Fund	—	1,851
	Oppenheimer Quest Value Fund, Inc. N	Mutual Fund	—	1,401
	Oppenheimer Total Return Bond Fund N	Mutual Fund	—	837
	Oppenheimer Balanced Fund N	Mutual Fund	—	6
	Oppenheimer Quest Capital Value Fund, Inc. N	Mutual Fund	—	6

			$—	$3,182,840

*	Indicates party-in-interest.
#	Investments are participant directed; therefore, historical cost is not required.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Belmont National Bank 401(k) Profit Sharing Plan

Date: June 28, 2005	By:	/s/ Michael Couturier
Michael Couturier
Vice President and Director
of Employee Benefits
Sky Financial Group, Inc.

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm